Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas New York NY 10018
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

September 8, 2006

Carmen Moncada-Terry, Esq
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NewGen Technologies, Inc.
Registration Statement on Form SB-2
Filed September 1, 2006
File No. 333-133457

Dear Ms. Moncada-Terry:

This firm represents NewGen Technologies, Inc. (the “Company”) in the above-referenced matters. In accordance with our conversation, enclosed is a redlined copy of the Company’s amended Form SB-2, which is being filed herewith.

In addition, in accordance with your request, we have confirmed with the Company that none of the selling stockholders, listed in the Company’s Registration Statement on Form SB-2, are broker-dealers or affiliates of broker-dealers and that such selling stockholders are not required to be broker-dealers.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,
/s/Yoel Goldfeder
Yoel Goldfeder